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J. Bret Treier
Direct Dial	(330) 208-1015
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Email jbtreier@vorys.com
October 12, 2010
VIA ELECTRONIC TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Justin Dobbie

Re:	Farmers National Banc Corp.
Registration Statement on Form S-1
Filed May 28, 2010
File No. 333-167177
Dear Mr. Dobbie:
     This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided in your letter dated June 16, 2010, related to the Registration Statement on Form S-1 (Registration No. 333-167177) (the “Registration Statement”) filed by Farmers National Banc Corp. (the “Corporation”) relative to its proposed issuance of common shares, no par value, through an underwritten public offering. The following paragraphs include each of your comments numbered to match the corresponding comment in your letter followed by the Corporation’s response.
     As set forth in the revised Form S-1, and as discussed in our prior telephone conversations, the Corporation has determined to convert the structure of its proposed issuance to a rights offering, whereby the Corporation will distribute non-transferable rights to subscribe for and purchase common shares to current shareholders of the Corporation in satisfaction of the statutory preemptive rights provided to shareholders under the Corporation’s Articles of Incorporation. Each shareholder’s subscription rights will include a basic subscription right, as well as an oversubscription privilege, whereby shareholders who determine to fully exercise their basic subscription rights may subscribe for a portion of any common shares that are not
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U.S. Securities and Exchange Commission
October 12, 2010

purchased by other shareholders in the rights offering. In addition, the Corporation intends to seek out potential standby investors who will agree to purchase common shares, at the subscription price, if such shares are available following completion of the rights offering. In the event the rights offering is fully subscribed by current shareholders of the Corporation, the Corporation proposes to sell and guarantee the availability of up to 2,053,127 common shares to such standby investors following the completion of the rights offering, which comprise all of the Corporation’s available treasury shares (which are not subject to preemptive rights under the Corporation’s Articles of Incorporation). Any unsubscribed shares offered in this rights offering and not purchased by standby investors will be offered in a public offering on a best efforts basis.
     Cover Page of Prospectus
     1. Please revise to state the number of shares of common stock being offered. Refer to Item 501(b)(2) of Regulation S-K.
     Response:
     In response to the Staff’s comment, the Corporation responds that at the time of this correspondence, it has not determined the number of common shares to be offered to the public or the aggregate dollar amount that the Corporation seeks to raise in the offering. It is the intention of the Corporation to subsequently amend its registration statement on Form S-1 immediately prior to requesting accelerated effectiveness to include the information required under Item 501(b)(2) of Regulation S-K.
     2. We note the disclosure on page 5 regarding the recently agreed to minimum capital requirements for Farmers Bank. Please tell us, with a view towards a revised cover page, if a primary purpose of this offering is to satisfy the agreement with your regulator regarding minimum capital requirements.
     Response:
     In response to the Staff’s comment, the Corporation believes that it is unnecessary to revise the disclosure provided on the cover page of the amended Form S-1 because the primary purpose of the offering is to facilitate organic growth and expand the Corporation’s business. As detailed under the caption “PROSPECTUS SUMMARY — Our Capital Requirements” (pages 5-6 of the amended Form S-1), the Corporation, based upon the recommendations of the Office of the Comptroller of the Currency (the “OCC”), has accepted increased individual minimum capital requirements for the Farmers National Bank of Canfield (“Farmers Bank”) in excess of what would otherwise be required under applicable banking law. The basis for the OCC’s recommendation for, and the Corporation’s board of directors acceptance of, such revised individual minimum capital requirements is the continuing growth of Farmers Bank. As a result, the OCC proposed, and the Corporation accepted, the individualized minimum capital

U.S. Securities and Exchange Commission
October 12, 2010

requirements for Farmers Bank described in the initial Form S-1 filing.
     In conjunction with the recommendations of the OCC, the Corporation has targeted December 31, 2010 as the deadline for Farmers Bank to meet its revised individual minimum capital requirements. Based upon Farmers Bank’s performance and operations to date, it is the opinion of the Corporation’s board of directors and senior management that Farmers Bank will meet such minimum individual capital requirements through ordinary bank operations, regardless of the success of the offering. Although the Corporation intends to use a portion of the proceeds of the offering to make a capital contribution to Farmers Bank, which (assuming that the offering is fully subscribed) the Corporation expects would cause Farmers Bank to exceed the targeted minimum capital requirements, the primary purpose of that contribution is to provide capital needed to support operations and organic growth (as described under the caption “PROSPECTUS SUMMARY — Our Capital Requirements” and under the caption “USE OF PROCEEDS” on pages 6 and 43, respectively, of the amended Form S-1). The Corporation also intends to retain net proceeds not contributed to Farmers Bank for general corporate purposes, including payment of expenses, payment of dividends and pursuing strategic opportunities.
     Our Capital Requirements, page 4
      3. You disclose that effective February 2, 2010, the OCC proposed, and your board accepted, certain individual minimum capital requirements for Farmers Bank. Please revise to disclose the targeted compliance date for these capital requirements. Also, to the extent you have received any other formal or informal, written or unwritten guidance from your banking regulators which is likely to have a material impact on your results of operations, liquidity, capital or financial position, please confirm, if true, that you have clearly disclosed the material effects of such guidance. If not, please revise your filing to provide such disclosure. We also note the disclosure on page 12 that the OCC has “imposed” minimum capital requirements on Farmers Bank. Please reconcile that disclosure with the disclosure on page 5 that the OCC has “proposed” and your board “accepted” those requirements.
     Response:
     In response to the Staff’s comment, the Corporation has revised the disclosure provided under the caption “PROSPECTUS SUMMARY — Our Capital Requirements” (pages [5]-[6] of the amended Form S-1) to include our targeted compliance date for achieving the proposed individual minimum capital requirements for Farmers Bank. As of the date of this correspondence, the Corporation has not received any other formal or informal written or unwritten guidance from the OCC or the Board of Governors of the Federal Reserve System that is likely to have a material impact on the Corporation’s results of operations, liquidity, capital or financial position. Finally, in response to the Staff’s comment, we note that the individual minimum capital requirement was the result of discussions between the Corporation and the

U.S. Securities and Exchange Commission
October 12, 2010

OCC concerning the appropriate levels of capital to support the Corporation’s growth. Accordingly, the Corporation has revised all such disclosures to clearly indicate that the Corporation voluntarily accepted such capital requirements after consultation with the OCC.
     Use of Proceeds, page 17
      4. Item 504 of Regulation S-K requires you to state the principal purposes for which the net proceeds of the company from the securities to be offered are intended to be used and the approximate amount intended to be used for each such purpose. You state on page 5 that you anticipate using the proceeds of this offering to satisfy certain individual minimum capital requirements for Farmers Bank. Please revise this section to disclose the approximate amount of the proceeds intended to be used for each purpose, including how much you intend to contribute to Farmers Bank to improve its regulatory capital position.
     Response:
     In response to the Staff’s comment, the Corporation has revised the disclosure provided under the caption “USE OF PROCEEDS” (page [10] and page [43] of the amended Form S-1) to indicate that the Corporation intends to contribute a portion of the net proceeds from the offering to the capital of Farmers Bank for general operating purposes with the primary purpose of the Corporation’s anticipated capital contribution being to support the organic growth of Farmers Bank. The Corporation also intends to retain the net proceeds not contributed to Farmers Bank for general corporate purposes. While the Corporation understands that contributing proceeds from the offering to Farmers Bank initially would have the effect of improving the capital position of Farmers Bank, as outlined in the Corporation’s response to Staff Comment #1, it is the opinion of the Corporation’s board of directors and senior management that Farmers Bank will meet the aforementioned minimum individual capital requirements through ordinary operations and that the proceeds of this offering will not be needed to satisfy such requirements. Disclosure of the Corporation’s expectation with respect to compliance with these capital requirements has been added to the discussion of the Corporation’s capital requirements that appears on page 6 of the prospectus, and in the summary of the terms of the rights offering that appears on page 10 of the prospectus.
     In light of the revised structure of the offering, the amount of the proceeds that the Corporation will receive is uncertain. Accordingly, the Corporation has also added disclosure under the caption “USE OF PROCEEDS” to address the priority in which the proceeds of the offering will be applied in the event that the offering is not fully subscribed.
     Closing
     Prior to requesting acceleration of the Registration Statement, the Corporation will provide to the Commission a letter under separate cover stating that:

U.S. Securities and Exchange Commission
October 12, 2010

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Corporation may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Corporation believes that the foregoing explanations and proposed revisions are responsive to your comments. If you need any additional information, please contact me at (330) 208-1015.
Sincerely,
/s/ J. Bret Treier
J. Bret Treier
JBT/cra
Enclosure